EXHIBIT (a)(5)(C)

XLIT Ltd. Announces
Waiver of Financing Condition for its Previously Announced Tender Offers;
Also Announces Amendment of Price Determination Date for 2045 Notes Offer

HAMILTON, BERMUDA—Monday, June 26, 2017—XL Group Ltd (NYSE: XL) (the “Company”) today announced that its wholly-owned subsidiary, XLIT Ltd. (“XL-Cayman”) is waiving the financing condition with respect to its previously announced tender offers relating to the Series D Preference Ordinary Shares of XL-Cayman (the “Series D Offer”), the Series E Preference Ordinary Shares of XL-Cayman (the “Series E Offer”), the Non-Cumulative Preference Preferred Shares of Catlin Insurance Company Ltd. (the “CICL Offer” and, together with the Series D Offer and the Series E Offer, the “Equity Offers”) and the 5.500% Subordinated Notes of XL-Cayman due 2045 (the “2045 Notes,” and such offer, the “2045 Notes Offer” and, together with the Equity Offers, the “Offers”), as described in XL-Cayman’s amended offer to purchase, dated June 20, 2017 (as amended from time to time, the “Offer to Purchase”). XL-Cayman is waiving the financing condition as a result of the successful pricing of its Euro denominated Fixed to Floating Rate Subordinated Notes due 2047, which are expected to settle on June 29, 2017.

XL-Cayman also announced that it is amending the price determination date (the “Price Determination Date”) with respect to the 2045 Notes Offer. The Price Determination Date for the 2045 Notes Offer has been changed from 2:00 p.m., New York City time, on July 6, 2017, to 2:00 p.m., New York City time, on June 30, 2017.

Except as described above, all terms and conditions of the Offers as set forth in the Offer to Purchase remain unchanged. The Company refers investors to the Offer to Purchase for the complete terms and conditions of the Offers.

Holders who have previously validly tendered any 2045 Notes or other securities subject to the Offers (together with the 2045 Notes, the “Securities”) do not need to re-tender their Securities or take any other action in response to the amendments and waiver relating to the Offers announced today.

Holders of any 2045 Notes that are validly tendered and accepted for purchase will receive the Total Consideration, which remains unchanged. The Total Consideration offered per $1,000 principal amount of the 2045 Notes validly tendered and accepted for purchase pursuant to the 2045 Notes Offer will be determined in the manner described in the Offer to Purchase by reference to the fixed spread of +220bps for the 2045 Notes plus the applicable yield to maturity based on the bid-side price of the U.S. Treasury Reference Security for the 2045 Notes, the 3% UST due February 15, 2047, as quoted on the “FIT1” on the Bloomberg Bond Trader page at 2:00 p.m., New York City time, on June 30, 2017, and will be inclusive of the early tender payment of $50 per $1,000 principal amount of 2045 Notes.

Information Relating to the Offers

Citigroup Global Markets Inc., and Wells Fargo Securities, LLC are acting as dealer managers for all Offers. J.P. Morgan Securities LLC is acting as dealer manager for all of the Offers other than the Offer for the Series D Preference Ordinary Shares of XL-Cayman. Investors with questions regarding the tender offers may contact Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect) or Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 410-4760 (collect). Global Bondholder Services Corporation is the tender and information agent for the tender offers and can be contacted at (866) 470-4500 (toll-free) or (212) 430-3774 (collect).

Holders may obtain a copy of the Offer to Purchase online at the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as an exhibit to the amended Tender Offer Statement on Schedule TO filed by XL-Cayman with the SEC on June 20, 2017. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the Offers. Holders must make their own decisions as to whether to participate in the Offers, and if they decide to do so, the number or amount of Securities to tender.

None of the Company or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee with respect to any series of Securities is making any recommendation as to whether holders should tender any Securities in response to any of the Offers, and neither the Company nor any such other person has authorized any person to make any such recommendation.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any of the Securities and the tender offers do not constitute offers to buy or the solicitation of offers to sell Securities in any jurisdiction or in any circumstances in which such offers or solicitations are unlawful. The full details of the Offers, including complete instructions on how to tender Securities, are included in the Offer to Purchase. Holders are strongly encouraged to read carefully the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s or XL-Cayman’s beliefs, plans or expectations, are forward-looking statements. These statements are based on current plans, estimates and expectations, all of which involve risk and uncertainty. Statements that include the words “expect,” “estimate,” “intend,” “plan,” “believe,” “project,” “anticipate,” “may,” “could,” “would,” “look” or similar statements of a future or forward-looking nature identify forward-looking statements. Factors that could cause actual results to differ from those predicted are set forth under “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and our other documents on file with the SEC. Neither the Company nor XL-Cayman undertakes any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

About XL Group Ltd

XL Group Ltd (NYSE: XL), through its subsidiaries and under the XL Catlin brand, is a global insurance and reinsurance company providing property, casualty and specialty products to industrial, commercial and professional firms, insurance companies and other enterprises throughout the world. Clients look to XL Catlin for answers to their most complex risks and to help move their world forward. To learn more, visit www.xlgroup.com.

Contacts

Abbe F. Goldstein, CFA
Director of Investor Relations
+1 (203) 964-3573

Carol Parker Trott
Corporate Communications & Reinsurance C&M Director
+1 (441) 294-7290

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